

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Ningfang Liang
Chief Financial Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

> **Re:** **Tantech Holdings Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted September 30, 2013**
> **CIK No. 0001588084**

Dear Mr. Liang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration

statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness. In addition, please file all material contracts (including supplier and customer agreements) called for by Item 601(b)(10) of Regulation S-K, and furnish the substantive description of such contracts required by Item 10.C of Form 20-F. In this regard we note that all of your fixed assets your real property are encumbered.

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please supplementally provide supporting documentation for all of the statistical and qualitative disclosure you make in your prospectus, particularly with regard to the competitive environment of your companies. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for these and similar statements in your prospectus.

7. Please update your financial information with interim financial statements. As your registration statement is dated more than nine months after the end of your last audited fiscal year, you are required to provide interim financial statements. Please see Item 8.A. of Form 20-F.

8. Please include the qualitative and quantitative information regarding market risk called for by Item 11 of Form 20-F with your next amendment. We note that you are exposed to currency and commodity price risks.

<u>Outside Front Cover Page of the Prospectus</u>

9. Please include the names of the lead or managing underwriters in your amended registration statement. Note that we will defer further review of any amendment that does not include the names of the lead underwriters.

10. Please disclose the time period during which the offer will be open.

<u>Prospectus Summary, page one</u>

11. Please thoroughly edit your Prospectus Summary and Business sections for relevance and to provide a succinct summary of the offering and your business. For example, we note that on page two you provide information regarding the bamboo industry, providing figures from 2009. The relevance of data from four years ago, pertaining to the size of and ecological credentials of an industry in which you are not a participant but which provides merely provides you with a raw material input, is unclear. Please ensure that appropriate context is given to information that you do not remove which editing for relevance, to ensure that the relevance of that information is apparent. For example, you state on page two that "China has promoted innovation in the bamboo industry," but you do not elaborate on how innovation has been promoted or the role such promotion plays for your company. Much of this disclosure appears more appropriate to the Business section.

12. Please clearly describe your three segments.

13. Please briefly discuss the relevant risks associated with doing business in China, including the risks related to being able to timely utilize the offering proceeds in your business, among other things.

14. We note that at the top of page two you list five areas in which you provide charcoal products. On the top of page three, you state that you produce and sell three categories of products. Please advise.

15. We note your statements here and elsewhere that you are "a leading developer and manufacturer of bamboo-based charcoal products." Please ensure that the basis for any statements you make regarding your competitive position are disclosed. Please see Item 4.B.7. of Form 20-F. When you make statements regarding the manner in which your brand or products are perceived, please ensure that it is clear by whom these perceptions are held. For example, on page three, you state that "[b]ecause of the lifespan and fast growth rate of bamboo, our products are considered environmentally friendly." Please disclose by whom your products are considered environmentally friendly.

Electric Double-Layer Capacitor ("EDLC") Carbon, page four

16. Please note that Item 503 of Regulation S-K requires that the information included in your summary section should be presented in plain English. The information under this heading is presented in a manner that is not easily accessible to investors, such as your discussion of the higher level of static double-layer capacitance than faradaic pseudocapacitance upon which EDLCs rely.

Our Opportunity and Strategy, page four

17. You state that China's 12th Five-Year Plan "lays out a number of national energy strategies that are likely to increase[] demand for EDLCs and the use of bamboo-based carbon in EDLCs." We note that the 12th Five-Year Plan was approved in March of 2011, and is currently two-and-a-half year old. Please advise as to the effect it has had on EDLCs and the use of bamboo-based carbon in EDLCs.

Competitive Advantages, page five

18. You state that one of your advantages is "superior research and development." Please disclose as to which comparator your research and development is superior.

Our Challenges and Risks, page five

19. Please clarify the meaning of the final bullet point under this heading. You state that "[a]wareness and applications of EDLC technology may not mature or become fully commercialized," implying that EDLC is an emerging technology; however, you state on page 50 that Japan has lead the EDLC carbon industry for 30 years.

Corporate Information, page six

20. Please advise as to why the web address provided on page seven directs to the website of the Forasen Group, which you represent as your affiliate, rather than your company. We note that the website of the Forasen Group prominently displays your brands.

Risk Factors, page 10

Risks Related to Our Business and Industry, page 10

A weakening of the Chinese economy (and in particular consumer spending) could hurt demand for our Charcoal Doctor products, page 10

21. Please clarify the meaning of the first sentence under this heading, in which you state that your Charcoal Doctor products are generally considered "household decorative items." Please also disclose the anticipated effect of the slowing economy or a drop in customer

spending for household items on your other segments, as well as your Bamboo Beauty brand.

Increases in bamboo costs may negatively affect our operating results, page 11

22. You refer on page 36 to the negative effects on revenue that you experienced when TaHe Xingzhong Tatanye could not supply you with bamboo charcoal, and on page 34 refer to your need for a stable supply of bamboo charcoal. It appears that you are referring to the same incident here, but state that the failure to deliver sufficient raw materials was a failure to deliver bamboo. Please clarify here, and elsewhere as necessary, whether you purchase both raw bamboo and bamboo charcoal as raw materials, or purchase only one or the other.

23. We note that you state here that you attempted to pass along increases in costs to your customers to mitigate the risk of increases in bamboo costs. Please disclose here, and in your MD&A, the extent of your ability to do so, particularly in light of the fact you compete based upon cost.

Outstanding bank loans may reduce our available funds, page 12

24. We note your discussion of the debt encumbering your land and property. You note that the security for your debt is greatly in excess of the debt itself; however, you do not indicate the amount of cash or liquid assets available to pay the debt. Please revise, and please ensure that you include a description of any material restrictions or covenants imposed by your debt arrangements.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations, page 12

25. This risk factor appears to relate to a food production company. Please note that Item 503(c) of Regulation S-K calls how the risks described affect your company or the securities that you are offering. Please revise.

The loss of any of our key customers could reduce our revenues and profitability, page 13

26. Please supplementally advise as to the Company's current relationship with JiuAnJu, and the current operations of that company. We note your disclosure on page 76 to the effect that you extended $403,516 in loans to that company after it was acquired by the brother of your controlling shareholder and one of the minority shareholders in Bamboo Tech. If that company is still operating, please advise us as to what business it is engaged in.

We rely on third-party distributors for a substantial portion of our sales, which could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets, page 14

27. Please explain how the factors discussed in this risk factor are outside of your control.

We buy our supplies from a relatively limited number of suppliers, page 14

28. Please explain your reference to "customers" in this risk factor.

We are substantially dependent upon our senior management and key research and development personnel, page 14

29. This risk factor appears generic. Please revise to explain your particular vulnerabilities in greater detail.

We have not yet implemented advanced management techniques, which may hamper our inefficiency and growth, page 15

30. We note your statement that you have "begun to industrialize our production process." Please provide greater disclosure, both here and in your Business or Properties sections, regarding your current production facilities, and the extent to which your production is industrialized. We note your statement on page 33 that your production lines are fully automated.

Risks Related to Doing Business in China, page 17

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability, page 17

31. You refer here to your "targeted emerging markets." Please clarify here, and elsewhere as appropriate, which emerging markets you are targeting, and which products or segments you hope to sell to or be active in these markets.

Under the Enterprise Income Tax Law, we may be classified as a "Resident Enterprise" of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders, page 17

32. We note your statement in the final sentence of the penultimate paragraph under this heading that a 10% withholding tax may be imposed on gains derived by your non-PRC stockholders transferring your shares. Please advise how this withholding tax may be applied or assessed.

33. Please revise here and elsewhere the references to "new" laws that are in fact several years old.

34. Please advise why you may be subject to U.S. taxation, as stated in the final paragraph under this heading.

35. Please explain how under the EIT Law and its implementing rules, dividends paid to you from your PRC subsidiaries would qualify as "tax-exempt income."

36. Supplementally, please provide an analysis as to the applicability to you of the factors that need to be met in order to be considered a resident enterprise.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers, page 18

37. It is more useful to investors if you discussed the liability risks stemming from your foreign status in one risk factor rather than secondarily mentioning some of them in another risk factor (e.g. in your "shareholder derivative suit" risk factor at p. 26). Accordingly, disclose in one risk factor whether an investor could find it difficult to:

- enforce a judgment obtained in a U.S. court *based upon the civil liability provisions of the U.S. federal securities laws in a U.S., BVI, or PRC court* against you or your non-U.S. resident directors, executive officers, or experts named in this registration statement; or

- bring an original action to enforce liabilities based on the U.S. federal securities laws in a BVI or PRC court against you and the above named foreign persons.

In addition, in the "Enforceability of Civil Liabilities" section of the registration statement (p. 93), provide comparable disclosure regarding an investor's ability to bring an original action *in a BVI court* based upon the U.S. federal securities laws. See Regulation S-K Item 101(g).

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business, page 19

38. We note your statement in the second sentence of the final paragraph under this heading that you may not be able to receive MOFCOM approval for your capital contributions on a timely basis. Please provide an indication of the timeframe within which MOFCOM approval is generally granted.

<u>Government control of currency conversion…, page 20</u>

39. We note the risks you highlight about remittances out of China. Please address in the risk factors section and elsewhere the prospectus, the risks related to payments to shareholders in the event of liquidation and winding up of the company. We note that liquidation is discussed on pages 81, 84, and 86 but that there is no discussion about the regulatory requirements in China in this regard.

<u>PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute profits to us, or otherwise adversely affect us, page 21</u>

40. We note your statement that it is unclear whether Zhengyu Wang must register with SAFE. You also state that you have been advised that beneficial owners of your stock who are PRC residents must register with SAFE. As Mr. Wang is a beneficial owner of 100% of your stock, please advise as to why it is unclear whether he must register.

41. Please provide a more fulsome description of the restrictions that may be imposed on your subsidiaries' ability to distribute dividends to your company. We note your disclosure on page 29.

<u>Risks Related to Our Initial Public Offering and Ownership of Our Common Shares, page 23</u>

<u>We have broad discretion in the use of net proceeds…, page 24</u>

42. Please discuss, as applicable, any PRC laws restricting the discretionary use of proceeds by management.

<u>There may not be an active, liquid trading market for our common shares, page 25</u>

43. We note your statement that the initial public offering price was determined by negotiations between you and the underwriter based upon a number of factors. Please note that Item 9.A.2. of Form 20-F requires disclosure of these factors. Please revise.

<u>Entities controlled by our employees, officers and/or directors will control a majority of our common shares, decreasing your influence on shareholder decisions, page 26</u>

44. Please advise as to whether you anticipate being a "controlled company," as defined by NASDAQ, upon the completion of this offering. If so, please include an appropriate risk factor.

<u>Neither management nor the underwriters have performed due diligence on market and industry
data cited in this prospectus, page 26</u>

45. We note your statement that "[r]eferences in this prospectus to any publications, reports,
surveys or articles prepared by third parties should not be construed as depicting the
complete findings of the entire publication, report, survey or article." Please note that
investors are permitted to rely on the information you provide, and the manner in which it
is depicted by you must be materially complete. Please revise.

<u>Use of Proceeds, page 28</u>

46. We note your statements here regarding the timeframe needed to remit funds to China
after they have been received in this offering. Please disclose which of the remittance
methods described on page 20 you anticipate utilizing and include a thorough discussion
of the regulatory impediments to being able to use your proceeds in China, including the
costs as well as timing of complying with these regulations. Please make reference to
these regulatory challenges in the Summary section as well.

47. We note your statement that you may become a passive foreign investment company for
U.S. federal income taxpayers. Please include a risk factor addressing this risk. Include
in your discussion that you do not intend to provide the information that would enable
investors to take a qualified electing fund ("QEF") election, which election would
mitigate to some extent the adverse tax consequences of PFIC status (see, e.g. p. 92).

<u>Dividend Policy, page 28</u>

48. Please discuss the procedural requirements of SAFE mentioned in the last paragraph of
this section.

<u>Capitalization, page 31</u>

49. We note that your table presents your capitalization as of December 31, 2012. Please
note that Item 3.B. of Form 20-F required that capitalization must be presented as of a
date within 60 days of the date of the prospectus.

50. The capitalization table should not function as a balance sheet. Accordingly, either delete
the "cash and cash equivalents" item or else state that the ensuing table sets forth your
cash and cash equivalents *and* capitalization.

51. Please clearly show in the notes to the capitalization table how you computed each
pro forma amount, including a discussion of any significant assumptions and
estimates used to arrive at the amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

52. Please revise this section to include the information on trends called for by Item 5.D of Form 20-F.

Overview of the Company, page 32

53. We note your statement here to the effect that your trading activities relate to industrial purchases and sales of "rubber and charcoal." However, you also state on page 33 that your trading business relates to your exported barbeque products, implying that Tantech Charcoal is not a trading company but an export company. Further, on page 38 you state that "[t]he revenue from trading was related to our wholesale business of imported rubber in local market." Please thoroughly revise your descriptions of your trading business and its domestic as well as international scope here and throughout for clarity.

54. Please clarify whether you have sales and distribution networks in 12 cities, as stated here and on page 43, or 11 cities, as stated on pages 2 and 58. We also note that your graphic on page 59 only indicates 10 cities.

55. Please provide greater disclosure of your plans to increase international exposure for your EDLC carbon.

Competition in Consumer Product and Energy Segment, page 34

56. You state here that "[y]our Charcoal Doctor brand is one of the largest and most famous in the market." However, you also state on page 10 that your two largest competitors are substantially larger than Charcoal Doctor and have a much greater customer recognition level than Charcoal Doctor. Please revise here and throughout.

Results of Operations, page 35

57. If material, please discuss the impact of currency translations on revenues and expenses. Refer to Item 5.A.3 of the Form 20-F.

58. Your general and administrative expenses decreased by approximately $2 million which was primarily attributable to a significant decrease in bad debt expense. Please expand your disclosures to address the following:

- Please clarify whether the decrease was attributable to accounts receivable and/or advances to suppliers; and

- Please expand your disclosures to explain why there was an increase in the amount of allowance for doubtful accounts receivable as well as an increase in the allowance as a percentage of accounts receivable from December 31, 2011 to December 31, 2012. In light of these increases, please also explain why there was a decrease in bad debt expense. You indicate that you were able to pinpoint areas for improvement of collection of accounts receivable as a result of performing an aging analysis and therefore able to reduce your bad debt. Please further clarify how the performance of an aging analysis led you to reduce bad debt expense. For example, please advise if there was a change in the methodology used to arrive at your allowance.

59. Please expand your discussion related to the provision of income taxes to discuss the factors that caused changes in the effective tax rate from period to period. Please also further clarify in your disclosures the nature of the deferred tax adjustments that you indicate caused a more rapid increase in taxes compared to net income.

Interest expense, page 37

60. Please advise why your interest expense increased in 2012 compared to 2011. We note that while you state that the average amount of loans outstanding in 2012 was greater than in 2011, this is not reflected in Note 10 to the Consolidated Financial Statements, and that further the average loan balances and average annual interest rates indicated there, when multiplied, do not produce the indicated incurred interest expenses.

Government subsidy income, page 37

61. We note your statement here that you received a government subsidy of $37,000 in 2011. While you describe subsidies being granted in 2009 and 2012, you do not describe any subsidy in 2011. Please advise.

62. Please provide a more fulsome description, either here or elsewhere within MD&A as appropriate, of the effects of government policy upon your business. Please see Item 5.A.4. of Form 20-F.

Segment Information, page 38

63. Please provide a discussion of segment profit in addition to your current discussion of each segment's revenues and gross profit.

Consumer Product segment, page 38

64. We note your statement here that "Charcoal Doctor" is one of the leading brands of household cleaning products in China. This is at variance with your description on page 54 of the sort of products that you market under your Charcoal Doctor brand, in which the only cleaning product listed is charcoal soap. Please advise.

65. You state that gross profit and gross margin in your consumer product segment increased as a result of change in your product mix as you sold more products in 2012 with higher margins. Specifically you state that the sale of EDLC carbon sales increased. It is unclear why EDLC carbon sales are included in your consumer product margins when you further state that the energy segment consists of the sales of EDLC carbon.

Trading Segment, page 38

66. Please provide a more complete description of the effect of changes in the exchange rate between U.S. dollars and Chinese renminbi on your business. We note the exchange rate data on page 29. Please see Item 5.A.3. of Form 20-F.

Energy Segment, page 38

67. We note that the profit margin you enjoy on your sales of EDLC carbon declined precipitously from 2011 to 2012. Please expand your disclosure to discuss the cause of this decline in profit margin.

Liquidity and Capital Resources, page 39

68. Giving effect to bank loans and other financing activities, you believe that your currently available working capital should be adequate to sustain your operations at your current levels through at least the next twelve months. Please disclose if you have any material unused sources of liquidity or any other external sources of liquidity currently available which was considered in making this determination. Refer to Item 5.B.1(a) of the Form 20-F. Please also disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

69. Please enhance your liquidity disclosures to address the following:

- Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and

- Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

Refer to Item 5.B.1(b) of the Form 20-F.

70. Cash provided by operating activities increased significantly from net cash used in operating activities of $4.1 million in 2011 to net cash provided by operating activities of $11.1 million in 2012. It appears that the increase is primarily due to changes in working

capital components, including accounts receivable, advances to suppliers, and inventories. In this regard, please expand your disclosures to discuss the underlying reasons for changes in working capital components. For example, given the impact that changes in your accounts receivable had on your cash flows from operations, please consider whether a discussion of financial measures such as days sales outstanding would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Financing Activities, page 39

71. We note your statements that "[y]our household products line has already established itself as one of the recognized brand names in the market, [and you] are able to ensure the profitability and cash inflow at optimal level," as well as that your EDLC carbon "has reached large customers in the industry" and that you enjoy competitive advantages. These statements are unclear and require much greater context, and appear to contradict your statements regarding the limited market exposure of your EDLC carbon products. Please revise.

Obligations Under Material Contracts, page 41

72. Please revise this section to include all covered contractual obligations, rather than merely material contractual obligations. Please see Item 5.F. of Form 20-F.

Capital Expenditures, page 41

73. Please provide disclosure regarding capital expenditures for the interim period since December 31, 2012, as well as indications of the sources of funds for your capital expenditure commitments and the amounts of these commitments. Please see Item 5.B.3. of Form 20-F.

Critical Accounting Policies, page 42

74. The disclosures related to your critical accounting policies appear to be a repeat of your significant accounting policies included in the notes to the financial statements. In this regard, please expand your disclosures related to your critical accounting policies to include the following:

- Types of assumptions underlying the most significant and subjective estimates;

- Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

- A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and

- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance.

Refer to SEC Releases 33-8098 and 33-8350.

Business, page 43

75. Please revise to include:

- the disclosure on your principal markets called for by Item 4.B.2. of Form 20-F;

- the description of seasonality called for by Item 4.B.3. of Form 20-F;

- the description of your raw materials called for by Item 4.B.4. of Form 20-F;

- disclosure regarding whether your company is dependent on any patents or material contracts, as called for by Item 4.B.6 of Form 20-F; and

- the description of salient government regulations called for by Item 4.B.8. of Form 20-F.

Corporate Information, page 44

Overview, page 44

76. You state here that THL was established in October 2002. However, you state on page 46 that it was established on November 9, 2010. Please revise.

Charcoal Doctor Products, page 54

77. We note your reference on page 55 to silver ion nano based products. These do not appear to be within the scope of your business. Please advise.

Methods of Competition, page 60

78. Please reconcile disclosure of awards for "high tech product" with the disclosure that you have "low technical requirements. Please ensure that you have adequate risk factor disclosure addressing the low barriers to entry in your industry.

Description of Property, page 64

79. We note that you have offices, logistics centers, and sales departments throughout China, as disclosed on page two. Please advise as to why none of these properties are listed here.

80. Please disclose the use of the properties you list here, their productive capacity and extent of utilization, and the products produced. Please see Item 4.D. of Form 20-F.

Our Employees, page 64

81. Please disclose the amount contributed to employee benefit plans and social insurance and any affect such payments have had on your liquidity.

Management, page 66

82. Please ensure that you describe the principal business activities performed outside your company by your directors and officers. We note your disclosure under "Related Party Transactions" regarding the various affiliates of your company.

Election of Officers, page 67

83. You state here, under the next heading, and on page 69 that there are no family relationships among your directors or executive officers. Your CEO and Chairman is married to your other director. Please revise.

Board of Directors and Board Committees, page 67

84. You state that you currently have three directors; however, only two are disclosed. Please advise.

85. We note your statement that you believe your independent directors are encouraged to freely voice their opinions. We note that you do not have any independent directors. Please revise.

Executive Compensation, page 70

Summary Compensation Table, page 71

86. We note that you do not disclose any compensation other than salary for your executives. However, you state under the heading "Employment Agreements" that you pay for all mandatory social security programs, as well as that every executive officer may be reimbursed for reasonable expenses. Please advise.

87. We note the reference to footnote 2 near Stock Awards but no corresponding disclosure.

Related Party Transactions, page 74

Summary of Status of Related Party Transactions, page 74

88. Please revise to disclose the largest amount outstanding for each of the related party loans described here during the periods covered. Please see Item 7.B.2. of Form 20-F.

89. You are required to disclose related party transactions that are material to the registrant or the related party, and not those that "exceed $120,000," as you have stated. Revise accordingly. See Item 7.B.1. of Form 20-F.

Forasen Companies, page 76

90. We note that the Forasen Group, half-owned by your CEO also engages in rubber trading. Please include a risk factor detailing the conflicts of interest posed by your executives' and directors' other business activities.

Principal Shareholders, page 77

91. In connection with the reorganization of Bamboo Tech, Tanbsok Group Ltd., through your Chief Executive Officer and director, agreed with 31 individual shareholders of Bamboo Tech that such individual shareholders would be given a single opportunity to purchase for cash the number of your shares of common stock equal to their proportionate ownership of Bamboo Tech upon completion of your initial public offering. The purchase price will be equal to the price paid to acquire their shares in Bamboo Tech. To accomplish this purchase, Tanbsok Group Ltd will transfer its own shares as may be required to effect the parties' intentions. Please address the following in regards to this transaction:

- Please help us better understand the business purpose of this transaction, including if the intent was to compensate the shareholders of Bamboo Tech for any services provided. Please tell us whether these shareholders are also employees. It appears that some may be employees based on your disclosures on page 75;

- Your disclosures on page 77 refer to 31 individual shareholders of Bamboo Tech whereas your disclosures on page 75 refer to 5 shareholders. Please help us understand the differences in these numbers of shareholders;

- Please disclose the anticipated purchase price per share as well as the total number of shares that will be sold pursuant to this transaction; and

- Please tell us what consideration you gave as to whether this transaction needs to be accounted for on your financial statements, including your consideration of ASC 225-10-S99-4.

92. You are required to provide beneficial ownership information for each director, officer or beneficial owner *of 5% or more* of your common shares (rather than of "more than 5%", as you have stated). Revise accordingly. See Item 7.A.1. of Form 20-F.

Description of Share Capital, page 78

93. Here, or elsewhere as appropriate, please provide the statement required by Item 10.A.6. of Form 20-F.

Common Shares, page 79

94. Please provide disclosure regarding the method and time limits for delivery of equity securities to subscribers or purchasers here or elsewhere as appropriate. Please see Item 2.B.3. of Form 20-F.

Lock-up Agreements, page 88

95. Please disclose the circumstances under which lock-ups would be released.

Material Tax Matters Applicable to U.S. Holders of Our Common Shares, page 88

96. The tax section should discuss the material tax *consequences* (and not just "tax matters") to U.S. holders regarding the ownership and disposition of your common shares under BVI, PRC, and U.S. tax law. Revise accordingly.

People's Republic of China Enterprise Taxation, page 89

97. Briefly describe the PRC's EIT law (i.e. its purpose and scope) from which you are claiming an exemption.

98. Please advise as to what consideration was given to including a risk factor detailing the potential loss of your exemption from enterprise-level taxation in China, in light of the fact that you are not an agricultural producer.

Passive Foreign Investment Company, page 91

99. Disclose that you do not know your actual PFIC status for the current taxable year ending December 31, *2013*, and not December 31, *2010*, as you have stated.

Underwriting and Plan of Distribution, page 93

    100.   Please include a more detailed itemized list of the expenses of this offering. Please see Item 9.F. of Form 20-F. We note the disclosure on page 94 with regard to the categories of underwriter's expenses.

Where You Can Find Additional Information, page 100

    101.   You have stated that upon closing of your initial public offering you "will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act." Since you are a foreign private issuer that is not subject to Exchange Act Section 14, delete "proxy statements" from the aforementioned statement. See Exchange Act Rule 3a12-3(b).

Exhibits and Financial Statement Schedules, page II-1

    102.   Please add the consent of Deheng Law Offices to your exhibit list as exhibit 23.3. See Item 10.G. of Form 20-F.

Signatures, page II-3

    103.   Please ensure that your next amendment is signed by your authorized representative in the United States. Please see Instruction 1 to Signatures on Form F-1.

Financial Statements, page F-1

General

    104.   Your disclosures on page 31 indicate that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

    105.   Please update your financial statements and corresponding financial information included throughout the filing to comply with Item 8.A.5 of the Form 20-F. Refer to Item 4(a) of the Form F-1.

106.   Please provide us with an analysis of any equity issuances since January 1, 2013 as well as any planned equity issuances. For each transaction,

- identify the parties, including any related parties;

- the purpose of the issuance;

- how you accounted or will account for the issuance;

- the nature of any consideration;

- the fair value and your basis for determining the fair value; and

  - Indicate whether the fair value was contemporaneous or retrospective.

  - To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

- For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

107.   Please provide the information required by the schedule requirements of Rule 12-09 of Regulation S-X regarding your valuation and qualifying accounts, including your allowance for doubtful accounts for accounts receivable and advances to suppliers.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

108.   The criteria for revenue recognition are generally satisfied at the time of delivery. Please expand your disclosures to better clarify how you determine when delivery has occurred, including whether free on board terms, sales terms, and business practices are considered in making this determination. In addition, we note you state on page 14 that 55% of your sales are through distributors. Please clarify whether your parenthetical reference to "(acceptance by customer)" was intentionally meant to differentiate between sales to end customers and sales to distributors. If so, please revise your revenue recognition policy to address the recognition criteria in transactions with distributors versus end customers.

109.   We note your trading business represents 17.7% of revenue and that you seek to match suppliers with purchasers by signing a contract for the sale at the same time you sign a contract to purchase. Tell us the terms of these agreements, specifically who is the primary obligor and who bears the risk and how you recognize revenue for these arrangements.

Earnings Per Share, page F-11

110.   Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the future but that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See ASC 260-10-50-1(c).

Note 5. Advances to Suppliers, net, page F-13

111.   We note your advances to suppliers balance increased significantly during 2012 and is net of an allowance of $454,128. Please tell us the nature of these supplier prepayments, specifically addressing the time it takes to receive delivery of these products and the circumstances that would result in the company not receiving delivery. Also tell us why the balance significantly increased during 2012, confirm none of these advances relate to related parties and to date how much of the advances to suppliers at December 31, 2012 were delivered.

Note 13. Related party transactions, page F-17

112.   On page 13 you disclose that 14.3% of 2011 revenue was related to Lishui JiuAnJu Commercial Trade Co., LTD. We note on page F-17 you list Lishui JiuAnJu Commercial Trade Co., LTD as a related party. Please tell us how you arrived at the $3,680,762 of sales to related parties on the face of you 2011 Statement of Income and Comprehensive income when 14.3% of total revenue ($47,692,489) calculates as $6,820,025.

113.   Further regarding Lishui JiuAnJu Commercial Trade Co., LTD, it appears that supplier purchases through them were 18.4% in 2011 and 0% in 2012.   We further note on page F-18 that LiShui owed the company $6.8 million and $7.2 million at December 31, 2011 and 2012, respectively. Please explain the nature of the receivable from LiShui at each balance sheet date, specifically whether this due from relates to advances to suppliers, discuss the activity in this "due from" for each of the years presented and explain how you would have a receivable from Lishui when they were a supplier to the company.

Note 16. Major Customers and Suppliers, page F-21

114.   We note on page 13 that your sales to Hangzhou Bai De Sheng Ou Ltd decreased from 64.3% of sales in 2011 to 24.6% of sales in 2012. Tell us why the amount of sales to this major customer decreased so significantly in a twelve month period and revise disclosure to the extent necessary to address how any further decrease or decreases in sales to other major customers would impact operations or cash flows.

Note 17. Segment Information, page F-21

115.   Please expand your disclosures to address the following:

- Separately disclose revenues from external customers and revenues from transactions with other operating segments pursuant to ASC 280-10-50-22;

- Provide the disclosures required by ASC 280-10-50-29 regarding your measurements of segment profit and segment assets;

- Separately report revenues from external customers for each product or group of similar products. Refer to ASC 280-10-50-40; and

- Provide the geographic and major customers disclosures required by ASC 280-10-50-41 and 50-42.

Note 18. Subsequent Events, page F-22

116.   Please disclose in a note to the financial statements the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Nudrat Salik at (202)551-3692 or Melissa Rocha at (202)551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Anthony W. Basch, Esq. (*via e-mail*)
       Kaufman & Canoles, P.C.